Exhibit 99.2

BGC ANNOUNCES CONTINGENT INCREASE OF ALL-CASH TENDER OFFER

TO ACQUIRE GFI GROUP TO $5.60 PER SHARE

Increased Offer Contingent Upon Determination of Superiority by GFI Special Committee and Board

Four-day Match Period Would Commence January 20, 2015

Urges GFI Shareholders to Vote AGAINST the Inferior $5.25 CME-GFI Management Proposal and Tender Their Shares to BGC

NEW YORK, NY – January 14, 2015 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “the Company,” or “BGC”), a leading global brokerage company primarily servicing the financial and real estate markets, today announced that it has delivered an executed agreement to GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) that, if countersigned by GFI, provides that BGC would increase its fully financed, all-cash tender offer to acquire all of the outstanding shares of GFI to $5.60 per share.

BGC’s proposed revision to its cash offer of $5.60 per share represents a premium of $0.35, or approximately 7%, to the $5.25 per share stock and cash transaction announced by CME Group Inc. (NASDAQ: CME) (“CME”) and GFI on December 2, 2014 and a premium of more than 80% to the price of GFI shares on July 29, 2014, the last day prior to the announcement of the original CME transaction. Prior to its proposed revision, BGC’s tender offer price was $5.45 per share.

Howard Lutnick, Chairman and Chief Executive Officer of BGC, said: “Each of our offers has obviously been superior to those of CME and GFI management. It defies all logic that the GFI special committee and board have refused, up until now, to exercise their fiduciary duties and determine that our offer is superior to the proposed CME-GFI Management transaction. The special committee of GFI must act in the best interest of all GFI shareholders and determine that our bid is superior.

“In addition, we continue to remind GFI shareholders to vote against the proposed $5.25 CME-GFI Management transaction at the January 27, 2015 special meeting of shareholders and also urge them to tender their shares into our clearly superior offer. We are prepared to move quickly to complete our fully-financed tender offer and deliver the value to which GFI shareholders are entitled.”

Mr. Lutnick concluded: “We want to reiterate that, following the close of our tender offer on the proposed terms, GFI employees with unvested RSUs can choose to receive the same offer price available to all other shareholders in cash per RSU without any change to their pre-existing vesting schedules.”

A copy of the tender offer agreement has been filed with the Securities and Exchange Commission (“SEC”). As previously announced, BGC has also filed a preliminary proxy statement with a GOLD proxy card with the SEC in order to solicit votes against the inferior

CME transaction at the January 27, 2015 GFI special meeting. GFI shareholders can vote against this transaction by returning the GOLD proxy card from BGC or voting “no” using the materials provided by GFI.

The expiration date for the tender offer is 5:00 PM New York City time on January 27, 2015, unless extended.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them, toll-free at (888) 750-5884.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co. and its legal advisor is Wachtell, Lipton, Rosen & Katz.

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, BGC offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol (NASDAQ: BGCP). BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol (NYSE: BGCA). BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners, L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents). These documents, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer.

BGC has filed a preliminary proxy statement and relevant documents in connection with the special meeting of the stockholders of GFI at which the GFI stockholders will consider certain proposals regarding the potential acquisition of GFI by CME Group Inc. (the “Special Meeting Proposals”). BGC and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from GFI’s stockholders in connection with the Special Meeting Proposals. STOCKHOLDERS OF GFI GROUP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them at http://ir.bgcpartners.com or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.]

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in the Company’s public filings, including BGC’s most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine

Sard Verbinnen & Co

+1-212-687-8080

Hannah Sloane +1 212-294-7938	Sarah Laufer +1 212-915-1008
BGC Investor Contacts:
Jason McGruder +1 212-829-4988	Jason Chryssicas +1 212-915-1987